November 5, 2007

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re: File No. 1-10348 (Precision Castparts Corp.)

Dear Mr. Cash:

We received your letter dated May 23, 2007 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2006

Note 3 – Acquisition, page 9

1.	We have reviewed your response to our prior comment two and have the following additional comments:

•

We note that you concluded that Shur-Lok’s backlog would not provide greater than normal margins and, as a result, you valued this backlog based on the costs that a potential buyer would be able to avoid as a result of acquiring the backlog. You appear to have applied a similar logic to acquired SMC backlog, since you state that SMC entered into numerous “unfavorable” contracts prior to its acquisition by you, and you believe these below market contracts had no intangible asset value. This approach does not appear to comply with the guidance in paragraph B172 of SFAS 141, which states that “the fair value of an order backlog would represent the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from that order backlog.” Please note that the FASB specifically addressed the concept of valuing acquired contracts based on the amount by which the contract terms are favorable relative to market prices in paragraph B173 and concluded that this methodology would not necessarily represent the fair value of the contract. Please note that the FASB acknowledged in paragraph B173 that the requirements of this Statement might change current practice with respect to the amounts assigned to intangible assets. Based on the above, please reassess the fair value of the acquired backlog as the fair value of future cash flows resulting from the backlog, provide us with your calculations, and demonstrate to us that the fair value of these items is immaterial.

•

We note your belief that the Shur-Lok customer contracts had no material intangible asset value since all market participants have existing relationships with these customers and no significant contracts existed at Shur-Lok that were more favorable than the contracts already in place at other PCC operations. We also note your belief that because the existing customer relationships at SMC had resulted in below market contracts, these relationships did not have a value. It is unclear to us how you have fully considered the “marketplace participant” view outlined in paragraph B174 of SFAS 141 and how you concluded that these acquired customer contracts had no value. In this regard, please tell us how you determined the marketplace participants and what consideration you gave to whether these additional customer contracts increased your overall market share. Please refer to the guidance on issues related to customer related intangible assets in Chad Kokenge’s speech at the 2003 AICPA National Conference on Current SEC Developments, available on our website at www.sec.gov/news/speech/spch121103cak.htm, and Pam Schlosser’s speech at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, available on our website at www.sec.gov/news/speech/spch120505ps.htm. If necessary, please reassess the fair value of the acquired customer contracts and demonstrate to us that the fair value of these items is immaterial.

Response

As requested above, we have reassessed the fair values of acquired backlog and customer relationships associated with the acquisitions of Shur-Lok and SMC. To assist us in this effort, we retained Arthur Consulting Group, Inc. (ACG), a nationally recognized appraisal firm with significant experience in valuing intangible assets in accordance with generally accepted valuation standards. ACG’s detailed reports covering Shur-Lok and SMC are provided supplementally to the staff as Exhibits A and B.

The conclusions reached by PCC management, in consultation with ACG, along with PCC’s proposed treatment of these findings, are summarized below:

Shur-Lok Backlog and Customer Relationships

The estimated future cash flows of the acquired backlog at Shur-Lok was calculated by ACG, then reduced by charges for working capital, fixed assets and assembled workforce, and then discounted to present value. The analysis generated a backlog value of $1.3 million, which would be amortized over 2 years. This amount on an annual basis, is immaterial to the Company, representing less than 0.1% of fiscal 2007 net income.

A similar analysis based on estimated future cash flows was performed with respect to the intangible value of customer relations at Shur-Lok. This approach generated a value of $6.5 million, which would be amortized on an accelerated basis over 6 years. While the amount would be amortized over the 6 year period, we note that the impact of the full $6.5 million, net of tax, to PCC’s fiscal 2007 net income would be only 0.7%.

The detailed calculations and assumptions associated with the determination of fair values are supplementally provided to the Staff in Exhibit A.

SMC Backlog and Customer Relationships

Based on estimated future cash flows of SMC, which included synergies generally available to market participants, the Company concluded, with ACG’s assistance, that (i) a hypothetical buyer of SMC would have been unwilling to pay full fair value of SMC’s tangible assets, and (ii) SMC had no intangible value as of the acquisition date. These conclusions are consistent with our internal evaluations made prior to the acquisition that indicated PCC would need to realize significant buyer specific synergies in order to support the price paid for SMC.

While the Company’s and ACG’s evaluations concluded that SMC had intangible assets with a fair value of zero, the Company nevertheless requested that ACG perform a more mechanical approach to the valuation of SMC’s acquired backlog and customer relationships based on the assumption that the fair value of SMC equaled the purchase price, and utilized the projected future cash flows and the rate of return implied by those elements in order to derive the maximum potential values for these intangibles. This analysis generated a backlog value of $1.8 million and a customer relationship value that was negative. The negative customer relationship value is the result of the required returns on relatively high levels of working capital and fixed assets exceeding the cash flows from customer relationships that have relatively low margins and high rates of turnover. Even though we have concluded that SMC had no intangible value as of the acquisition date, we note that SMC’s recalculated backlog, which is based on an implied rate of return that we believe is lower than a market participant would have been willing to accept, would be immaterial in total and when amortized over 2 years and represents, in the aggregate, approximately 0.3% of fiscal 2007 net income.

The detailed calculations and assumptions associated with the determination of fair values are supplementally provided to the Staff in Exhibit B.

Conclusion

We believe, based on our assessment of the valuation analyses performed by ACG, that it is reasonable and appropriate to conclude that the “excess earnings method” utilizing future cash flows, generates intangible asset fair value amounts for Shur-Lok that are immaterial to the Company, thereby supporting our previous conclusion that no adjustments related to intangible asset value at Shur-Lok are required. Further, as indicated above, we believe there is no intangible asset value for SMC as of the acquisition date. The hypothetical impact of the fair values of the Shur-Lok intangibles as of April 1, 2007 and for our fiscal year then ended is as follows:

		Impact of Shur-Lok
In millions, except share data		Backlog*		Customers*
Line Item	As Reported	$	%	$	%	As Adjusted	% Change
Income Statement Impacts
Cost of goods sold	$4,051.0	1.3	0.0%	6.5	0.2%	$4,058.8	0.2%
Income from continuing operations	614.7	(0.8)	-0.1%	(4.0)	-0.7%	609.9	-0.8%
Net income	633.1	(0.8)	-0.1%	(4.0)	-0.6%	628.3	-0.8%

Net income per share (diluted)	$4.59	$(0.01)	-0.1%	$(0.03)	-0.6%	$4.55	-0.8%

Balance Sheet Impacts
Goodwill	$2,088.8	(1.3)	-0.1%	(6.5)	-0.3%	$2,081.0	-0.4%
Noncurrent deferred income tax liability	$26.7	(0.5)	-1.9%	(2.5)	-9.3%	$23.7	-11.1%

Segment Impact
Fastener Products Operating Income	$265.5	(1.3)	-0.5%	(6.5)	-2.4%	$257.7	-2.9%

*	For illustrative purposes, this assumes that the intangibles are fully amortized during fiscal 2007. As indicated in our analyses, we believe the lives of both the backlog and the customer relationship intangible assets would be longer than one year, which would significantly reduce the percentage change amounts reflected in the table above.

In addition to the quantitative factors identified above, we also considered the following qualitative factors in our arriving at our conclusion that these intangible asset fair value amounts are immaterial to the Company:

•	The impact would not have changed the Company’s trend of earnings,

•	The impact would not have affected whether or not the Company met analysts’ expectations,

•	The impact would not change operating income into a loss, and

•	The impact would not have meaningfully impacted key ratios used by shareholders, analysts, or lenders to evaluate our performance or our ability to meet our commitments.

We intend to perform similar analyses utilizing future cash flow data to value backlog and customer relations for all future acquisitions and are currently in the process of completing valuations for our four most recent acquisitions. Any resulting intangible values will be recognized and amortized over the appropriate periods.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our response. You may call Shawn Hagel, Vice President and Corporate Controller, at (503) 417-4844 or me at (503) 417-4810.

Sincerely,

/s/ William D. Larsson
William D. Larsson
Senior Vice President and Chief Financial Officer